SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 Or 15d-16 Of The
Securities Exchange Act of 1934

Long form of Press Release

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
 (Exact name of Registrant as specified in its Charter)

LATIN AMERICAN EXPORT BANK
 (Translation of Registrant’s name into English)

Calle 50 y Aquilino de la Guardia
P.O. Box 0819-08730
El Dorado, Panama City
 Republic of Panama
 (Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

 (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82_____.)

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

August 15, 2006
Banco Latinoamericano de Exportaciones, S.A.

	By:	/s/ Pedro Toll

	Name:	Pedro Toll
	Title:	Deputy Manager

FOR IMMEDIATE RELEASE

Bladex Reports Net Income of US$8.9 million for the Second Quarter of 2006

Financial Highlights:

•	During the quarter, the Bank’s credit portfolio grew by 4%. Compared to June 30, 2005, the portfolio has grown 27%, while disbursements have grown by 62%.

•	In the second quarter, Net Interest Income rose by 29% to US$14.9 million. Year to date, Net Interest Income has increased by US$5.4 million, or 26%, compared to the same period in 2005.

•	During the first six months of 2006, Net Interest Income on the restructured portfolio amounted to 5% of total Net Interest Income, compared to 23% a year before.

•

Operating Income (1) for the second quarter totaled US$7.3 million, US$1.9 million, or 21%, below the level reported in the first quarter, due to net trading losses of US$2.4 million in the second quarter.  Year to date, Operating Income was US$16.5 million, US$3.8 million, or 30%, above the level of the previous year.

•

Driven by lower reversals of provisions for credit losses, Net Income for the second quarter totaled US$8.9 million (US$7.7 million, or 46%, below the results of the first quarter), and US$25.6 million year to date (US$18.3 million, or 42%, below the same period in 2005).

•	Subsequent to the close of the quarter, the Bank completed its US$50 million stock buyback program.

Panama City, Republic of Panama, August 15, 2006 – Banco Latinoamericano de Exportaciones, S.A. (NYSE: BLX) (“Bladex” or the “Bank”) announced today its results for the second quarter ended June 30, 2006.

The table below depicts selected key financial figures and ratios for the periods indicated (the Bank’s financial statements are prepared in accordance with U.S. GAAP, and all figures are stated in U.S. dollars):

(1) Operating Income refers to net income excluding reversals of provisions for credit losses and recovery of impairment losses on securities.

Key Financial Figures

(US$ million, except percentages and per share amounts)	6M05	6M06	2Q05	1Q06	2Q06

Net Interest Income	$21.1	$26.5	$9.9	$11.6	$14.9

Operating Income	$12.7	$16.5	$5.5	$9.2	$7.3

Net Income	$43.8	$25.6	$13.6	$16.7	$8.9

EPS (2)	$1.13	$0.68	$0.35	$0.44	$0.24

Return on Average Equity	13.9%	8.7%	9.0%	11.1%	6.2%

Tier 1 Capital Ratio	46.5%	28.9%	46.5%	32.2%	28.9%

Net Interest Margin	1.63%	1.75%	1.60%	1.62%	1.87%

Book Value per common share	$15.6	$15.3	$15.6	$15.4	$15.3

(2) Earnings per share calculations are based on the average number of shares outstanding during each period.

Comments from the Chief Executive Officer

Jaime Rivera, Chief Executive Officer of Bladex, stated the following regarding the quarter’s results:

“The results of the second quarter are the strongest indication yet of the established nature of the transformation of our business.  When compared to a year ago, disbursements have increased 62%, the portfolio has grown 27%, operating income is 30% higher, and our efficiency ratios are stronger.  During the second quarter, we saw pricing continue to improve as a result of markets moving in the Bank’s favor and the diversification of our business into the corporate segment, which in June accounted for 56% of revenues, compared to 33% in June 2005.

The underlying dynamics of our pristine commercial portfolio quality remain stable: 73% of our exposure is trade finance in nature, with 80% of the total credit portfolio due to mature within one year.  No interest or principal payments are past due.

Financially, the second quarter was a challenging one for our Treasury where, after two quarters of strong securities gains, unusually volatile markets resulted in trading losses that took some off the luster of the quarter’s operating results.  The volatility in the market, however, allowed us to complete our stock buyback program under very favorable terms for the Bank.

On the non-financial front, we obtained the regulatory approvals necessary to move forward with our Clavex’s initiative, and successfully went live with our new technology platform.

Our work for the remainder of the year will continue to focus on translating our progress to the bottom line, as we move forward with disciplined implementation of our strategic plan to achieve steady, quality growth through a wider array of trade finance services.”

BUSINESS OVERVIEW

During the second quarter of 2006, the Bank continued to increase its volume of business, with credit disbursements amounting to over US$2.0 billion, a 43% increase over total disbursements in the second quarter of 2005.  For the first six months of 2006, credit disbursements amounted to US$4.1 billion, a 62% increase compared to the same period of 2005.

As depicted in the following graph, at June 30, 2006, the total credit portfolio exposure was US$3.7 billion, US$154.6 million, or 4%, above the level as of March 31, 2006, and US$802.9 million, or 27%, above the total as of June 30, 2005.  The quarter-to-quarter increase in the total credit portfolio was mainly the result of a US$113.8 million, or 5%, increase in the trade portfolio.  In addition, during the quarter as well, the Bank’s investment securities portfolio grew by US$52.0 million, or 16%.

OPERATING INCOME

Despite higher net interest income and operating expenses which were essentially flat, trading losses of US$2.4 million during the quarter, brought Operating Income for the second quarter down to US$7.3 million, compared to the US$9.2 million reported in the first quarter.

For the first half of the year, Operating Income increased US$3.8 million, or 30%, with respect to the same period of 2005, mainly reflecting stronger net interest and commission income.  The Bank’s efficiency during the same period improved, as operating revenues increased by US$5.2 million, or 22%, while expenses increased US$1.4 million, or 12%.

NET INTEREST INCOME AND MARGINS

The table below shows the Bank’s net interest income, net interest margin, and net interest spread for the periods indicated:

(In US$ million, except percentages)

	6M05	6M06	2Q05	1Q06	2Q06

Interest Income:

Accruing assets	45.3	84.1	$23.5	$37.8	$46.3

Non-accruing assets	6.4	2.0	1.5	0.3	1.7

Interest Expense	(30.6)	(59.5)	(15.1)	(26.5)	(33.0)

Net Interest Income	$21.1	$26.5	$9.9	$11.6	$14.9

Net Interest Margin (1)	1.63%	1.75%	1.60%	1.62%	1.87%

Net Interest Spread (2)	0.65%	0.64%	0.60%	0.44%	0.82%

(1) Net interest income divided by average balance of interest-earning assets.
(2) Average rate of average interest-earning assets, less average rate of average interest-bearing liabilities.

2Q06 vs. 1Q06

Net interest income for the second quarter of 2006 totaled US$14.9 million, an increase of US$3.4 million, or 29%, from the previous quarter, mostly due to increased average loan and investment portfolios, as well as higher margins.

Net interest margin (“NIM”) and net interest spread (“NIS”) increased 25 bps and 38 bps, respectively. The increases were mainly due to the positive impact of:

i.	Loan fee income related to the prepayment of restructured non-accruing loans (16 bps in both NIM and in NIS);

ii.	Higher average lending spreads (9 bps in NIM and 11 bps in NIS);

iii.	Lower interest expense on the Bank’s preferred shares, which were redeemed in-full during the second quarter of 2006 (5 bps in NIM, 7 bps in NIS);

iv.	Increased market interest rates, which had a positive impact on the Bank’s interest rate gap (4 bps in NIM and in NIS);

These were partially offset by the negative impact of rising interest rates on the Bank’s funding structure, as its capital component was reduced due to dividend distributions and share buybacks (-9 bps in NIM).

6M06 vs. 6M05

As shown in the table on the previous page, when compared to the first six months of 2005, net interest income increased US$5.4 million, or 26%.  Contributing to these results were:

i.	Increased average balances on the Bank’s accruing loan and investment securities portfolio, and

ii.	Higher earnings on the Bank’s available capital due to increasing interest rates.

Both factors were partially offset by the impact of the collection of the Bank’s richly priced non-accruing portfolio.

COMMISSION INCOME

The following table provides a breakdown of commission income for the periods indicated:

(In US$ thousands)

	6M05	6M06	2Q05	1Q06	2Q06

Letters of credit	$1,221	$1,796	$571	$981	$815

Guarantees:

Country risk guaranty	433	670	249	409	261

Other guarantees	801	99	132	29	70

Loans and other	177	315	82	160	155

Commission Income	$2,631	$2,881	$1,034	$1,580	$1,301

Commission Expense	(20)	(16)	(9)	(8)	(8)

Commission Income, net	$2,611	$2,864	$1,024	$1,571	$1,293

During the second quarter of 2006, commission income, net, decreased by US$279 thousand, or 18%, mostly due to decreased volume and pricing of Letters of Credit.

The US$253 thousand, or 10%, increase in commission income, net, during the first half of 2006, compared to the first half of 2005, was mainly the result of an increase in the average volumes of Letters of Credit.

PROVISION FOR CREDIT LOSSES

(In US$ million)

	6M05	6M06	2Q05	1Q06	2Q06

Reversal (provision) for loan losses	14.4	(5.7)	7.1	(3.8)	(2.0)

Reversal (provision) for losses on off-balance sheet credit risk	3.9	14.8	1.0	11.2	3.6

Total reversal of provision for credit losses before the cumulative effect on prior periods of a change in the credit loss reserve methodology	$18.3	$9.0	$8.1	$7.4	$1.6

Cumulative effect on prior years (to December 31, 2004) of a change in the credit loss reserve methodology	2.7	0.0	0.0	0.0	0.0

Total reversal of provision for credit losses	$21.0	$9.0	$8.1	$7.4	$1.6

The US$1.6 million and US$9.0 million reversals of provision for credit losses during the second quarter and the first six months of 2006, respectively, were driven by decreases in specific reserves assigned to restructured credits in Argentina and Brazil.  The lower year-to-date provision reversals in 2006 reflect the reduction of the non-accruing portfolio over the period.

The following table sets forth the allowance for credit losses for the periods indicated:

(In US$ million)

	30-JUN-05	30-SEP-05	31-DEC-05	31-MAR-06	30-JUN-06

Allowance for credit losses

At beginning of period	$121.6	$113.4	$103.3	$91.5	$84.1

Reversal of provision for credit losses	(8.1)	(12.5)	(7.5)	(7.4)	(1.6)

Loan recoveries (1)	0.0	2.4	0.1	0.0	0.0

Loans written-off against the allowance for loan losses	0.0	0.0	(4.4)	0.0	0.0

Balance at end of period	$113.4	$103.3	$91.5	$84.1	$82.5

(1) In 2005, the amount was mostly related to a loan recovery from a Mexican corporation, which was charged-off in the year 2000.

OPERATING EXPENSES

The following table shows a breakdown of the components of operating expenses for the periods indicated:

(In US$ thousands)

	6M05	6M06	2Q05	1Q06	2Q06

Salaries and other employee expenses	$5,823	$7,025	$2,728	$3,530	$3,495

Depreciation of premises and equipment	484	396	240	174	222

Professional services	1,525	1,469	886	701	768

Maintenance and repairs	571	474	289	269	206

Other operating expenses	2,847	3,283	1,474	1,653	1,631

Total Operating Expenses	$11,249	$12,648	$5,616	$6,327	$6,321

2Q06 vs. 1Q06

During the second quarter of 2006, expense levels remained flat.

6M06 vs. 6M05

During the first half of 2006, total operating expenses amounted US$12.6 million, compared to US$11.2 million during the first half of 2005.  The US$1.4 million, or 12% increase was mostly due to higher expenses associated with the strengthening of the Bank’s sales effort.

CREDIT PORTFOLIO

As of June 30, 2006, 80% of the Bank’s outstanding commercial portfolio (credit portfolio excluding non-accruing credits and investment securities), was scheduled to mature within one year, compared to 77% as of March 31, 2006, and 81% as of June 30, 2005.

As of June 30, 2006, the Bank’s non-accruing portfolio amounted to US$41.3 million, or 1.1%, of the total credit portfolio, compared to US$115.3 million, or 3.9%, of the total credit portfolio at June 30, 2005, and US$28.8 million, or 0.8% of the credit total portfolio as of March 31, 2006 (the Bank considers the quarterly increase temporary in nature).  Net of reserves for credit losses, the non-accruing portfolio at June 30, 2006 amounted to US$27.7 million, representing 0.8% of the total net credit portfolio.

As of June 30, 2006, the Bank had no past due interest or principal amounts.

The composition of the Bank’s outstanding commercial portfolio for the dates indicated was as follows:

	June 30, 2006

	Argentina	Brazil	Chile	Peru	Colombia	Rest of Countries	Total	Total 31-MAR-06	Total 30-JUN-05
Transaction-Type

Trade	88%	83%	73%	74%	17%	70%	73%	72%	84%

Non-Trade	12%	17%	27%	26%	83%	30%	27%	28%	16%

Total	100%	100%	100%	100%	100%	100%	100%	100%	100%

Client-Type

Financial Entities	9%	56%	98%	58%	97%	66%	58%	64%	78%

Non-Financial Entities	91%	40%	2%	42%	3%	31%	40%	33%	19%

Sovereign borrowers	0%	4%	0%	0%	0%	3%	3%	3%	3%

Total	100%	100%	100%	100%	100%	100%	100%	100%	100%

See Exhibit VIII for a breakdown of the credit portfolio by individual country.

PERFORMANCE AND CAPITAL RATIOS

The following table sets forth the return on average stockholders’ equity and the return on average assets for the periods indicated:

	6M05	6M06	2Q05	1Q06	2Q06

ROE (return on average stockholders’ equity)	13.9%	8.7%	9.0%	11.1%	6.2%

ROA (return on average assets)	3.4%	1.7%	2.2%	2.3%	1.1%

Although the Bank is not subject to the capital adequacy requirements of the U.S. Federal Reserve Board, if the U.S. Federal Reserve Board risk-based capital adequacy requirements were applied, the Bank’s Tier 1 and Total Capital Ratios at the dates indicated would be as follows:

	30-JUN-05	31-MAR-06	30-JUN-06

Tier 1 Capital Ratio	46.5%	32.2%	28.9%

Total Capital Ratio	47.7%	33.5%	30.1%

On July 17, 2006, the Bank completed its three-year US$50 million open market share repurchase program.  Since the establishment of the program in August 2004, the Bank repurchased a total of 3.0 million shares at an average price of US$16.43, or 1.05 times the Bank’s weighted average book value during the period.

During the second quarter of 2006, the Bank repurchased a total of 1.3 million shares, bringing the total number of shares outstanding to 36.5 million, compared to 37.8 million as of March 31, 2006, and 38.6 million at June 30, 2005.

OTHER EVENTS

•

New Technology Platform – During June 2006, Bladex began the use of i-flex®’s FLEXCUBE® platform for internal processing purposes.  The project was completed on schedule, and its implementation did not impact the business flow of the Bank nor its clients.

•

Clavex, LLC – On July 14, 2006, Bladex announced the establishment of Clavex, LLC, a wholly owned subsidiary, incorporated in the United States of America.  Clavex has the exclusive rights to deliver the IdenTrust Digital Identity Solution for e-commerce and financial transactions in Latin America.  Clavex will be led by Mrs. Catherine McGrail, who joined the new company from her position as Head of Products at Bladex.

•	Quarterly Common Dividend Payments – On July 17, 2006, the Bank paid a regular quarterly dividend of US$0.1875 per share pertaining to the second quarter, to stockholders of record as of July 7, 2006.

Note: Various numbers and percentages set forth in this press release have been rounded and, accordingly, may not total exactly.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments.  The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established by the Private Securities Litigation Reform Act of 1995.  The forward-looking statements in this press release refer to the growth of the credit portfolio, including the trade portfolio, the increase in the number of the Bank’s corporate clients, the positive trend of lending spreads, the increase in activities engaged in by the Bank that are derived from the Bank’s client base, anticipated operating income in future periods, including income derived from the treasury function, the improvement in the financial strength of the Bank and the progress the Bank is making.  These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties, which could materially impact the Bank’s expectations.  Among the factors that can cause actual performance and results to differ materially are as follows: the anticipated growth of the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing interest rates and of improving macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for credit losses; the need for additional provisions for credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace large deposit withdrawals.

About Bladex

Bladex is a supranational bank originally established by the Central Banks of Latin American and Caribbean countries to promote trade finance in the Region.  Based in Panama, its shareholders include central banks and state-owned entities in 23 countries in the Region, as well as Latin American and international commercial banks, along with institutional and retail investors.  Through June 30, 2006, Bladex had disbursed accumulated credits of over US$140 billion.

CONSOLIDATED BALANCE SHEETS	EXHIBIT I

	AT THE END OF,

	(A) Jun. 30, 2005	(B) Mar. 31, 2006	(C) Jun. 30, 2006	(C) - (B) CHANGE	%	(C) - (A) CHANGE	%

	(In US$ millions, except percentages)
ASSETS
Cash and due from banks	$1	$1	$163	$162	25,732%	$162	19,871%
Interest-bearing deposits with banks (1)	163	149	116	(33)	(22)	(47)	(29)
Trading assets	0	0	15	15	n.a. (*)	15	n.a. (*)
Securities available for sale	58	287	340	52	18	282	486
Securities held to maturity	27	26	135	109	417	108	396
Loans	2,244	2,590	2,709	119	5	465	21
Less:
Allowance for loan losses	(81)	(43)	(45)	(2)	5	36	(44)
Unearned income and deferred loan fees	(4)	(5)	(4)	1	(18)	(0)	6

Loans, net	2,159	2,541	2,659	118	5	500	23

Customers’ liabilities under acceptances	59	47	40	(7)	(16)	(19)	(32)
Premises and equipment, net	3	3	4	1	24	1	20
Accrued interest receivable	20	35	41	6	18	21	102
Derivatives financial instruments - assets	0	2	5	3	180	5	0
Other assets	5	13	13	(0)	(2)	8	176

TOTAL ASSETS	$2,495	$3,105	$3,532	$427	14%	$1,036	42%

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits:
Non interest-bearing	$1	$1	$1	$(0)	(14)%	$(0)	(24)%
Interest-bearing	904	1,143	1,234	91	8	330	37

Total Deposits	905	1,144	1,235	91	8	330	36

Trading liabilities - short sales	0	0	79	79	n.a. (*)	79	n.a. (*)
Securities sold under repurchase agreement	27	124	425	302	244	398	1,461
Short-term borrowings	494	564	621	57	10	127	26
Medium and long-term borrowings and placements	341	519	474	(45)	(9)	132	39
Acceptances outstanding	59	47	40	(7)	(16)	(19)	(32)
Accrued interest payable	13	20	29	8	41	16	127
Reserve for losses on off-balance sheet credit risk	32	41	37	(4)	(9)	5	15
Redeemable preferred stock (US$10 par value)	3	4	0	(4)	(100)	(3)	(100)
Other liabilities	20	60	34	(26)	(43)	14	72

TOTAL LIABILITIES	$1,894	$2,522	$2,973	$451	18%	$1,079	57%

STOCKHOLDERS’ EQUITY
Common stock, no par value, assigned value of US$6.67	280	280	280
Additional paid-in capital in exces of assigned value	134	134	135
Capital reserves	95	95	95
Retained earnings	188	184	186
Treasury stock	(98)	(111)	(132)
Accumulated other comprehensive income	2	(1)	(6)

TOTAL STOCKHOLDERS’ EQUITY	$601	$582	$559	$ (24)	(4)%	$(42)	(7)%

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$2,495	$3,105	$3,532	$427	14%	$1,036	42%

(1)	Interest-bearing deposits with banks includes pledged certificates of deposit in the amount of US$5.1 million at June 30, 2006, US$5.0 million at March 31, 2006 and US$4.2 million at June 30, 2005.
(*)	“n.a.” means not applicable.

CONSOLIDATED STATEMENTS OF INCOME	EXHIBIT II

	FOR THE THREE MONTHS ENDED

	(A) Jun. 30, 2005	(B) Mar. 31, 2006	(C) Jun. 30, 2006	(C) - (B) CHANGE	%	(C) - (A) CHANGE	%

	(In US$ thousands, except percentages and per share amounts)
INCOME STATEMENT DATA:
Interest income	$25,061	$38,109	$47,957	$9,848	26%	$22,896	91%
Interest expense	(15,122)	(26,527)	(33,021)	(6,494)	24	(17,899)	118

NET INTEREST INCOME	9,939	11,581	14,936	3,354	29	4,996	50
Reversal (provision) for loan losses	7,129	(3,772)	(1,973)	1,798	(48)	(9,103)	(128)

NET INTEREST INCOME AFTER REVERSAL (PROVISION) FOR LOAN LOSSES	17,069	7,810	12,962	5,153	66	(4,106)	(24)

OTHER INCOME (EXPENSE):
Reversal of provision for losses on off-balance sheet credit risk	998	11,183	3,602	(7,582)	(68)	2,604	261
Commission income, net	1,024	1,571	1,293	(279)	(18)	268	26
Derivatives and hedging activities	0	(170)	(106)	64	(38)	(106)	n.a. (*)
Realized net loss on trading securities	0	0	(713)	(713)	n.a. (*)	(713)	n.a. (*)
Unrealized net loss on trading securities	0	0	(1,662)	(1,662)	n.a. (*)	(1,662)	n.a. (*)
Net gain on sale of securities available for sale	93	2,568	0	(2,568)	(100)	(93)	(100)
Other income (expense), net	21	15	(121)	(136)	(925)	(142)	(668)

NET OTHER INCOME (EXPENSE)	2,137	15,167	2,291	(12,876)	(85)	154	7

OPERATING EXPENSES:
Salaries and other employee expenses	(2,728)	(3,530)	(3,495)	35	(1)	(767)	28
Depreciation of premises and equipment	(240)	(174)	(222)	(47)	27	18	(8)
Professional services	(886)	(701)	(768)	(67)	10	118	(13)
Maintenance and repairs	(289)	(269)	(206)	63	(23)	83	(29)
Other operating expenses	(1,474)	(1,653)	(1,631)	22	(1)	(157)	11

TOTAL OPERATING EXPENSES	(5,616)	(6,327)	(6,321)	6	(0)	(705)	13

NET INCOME	$13,590	$16,650	$8,933	$ (7,717)	(46)	$ (4,657)	(34)

PER COMMON SHARE DATA:
Net income per share	0.35	0.44	0.24
Diluted earnings per share	0.35	0.43	0.23

COMMON SHARES OUTSTANDING:
Period average	38,738	38,065	37,556

PERFORMANCE RATIOS:
Return on average assets	2.2%	2.3%	1.1%
Return on average stockholders’ equity	9.0%	11.1%	6.2%
Net interest margin	1.60%	1.62%	1.87%
Net interest spread	0.60%	0.44%	0.82%
Total operating expenses to total average assets	0.90%	0.86%	0.78%

(*)	“n.a.” means not applicable.

SUMMARY CONSOLIDATED FINANCIAL DATA
(Consolidated Statement of Income, Balance Sheets, and Selected Financial Ratios)	EXHIBIT III

	FOR THE SIX MONTHS ENDED JUNE 30,

	2005	2006

(In US$ thousands, except per share amounts & ratios)
INCOME STATEMENT DATA:
Net interest income	$21,087	$26,517
Reversal of provision for loan losses and off-balance sheet credit risk, net	18,315	9,040
Commission income, net	2,611	2,864
Derivatives and hedging activities	0	(276)
Recovery of impairment loss on securities	10,069	0
Realized net loss on trading securities	0	(713)
Unrealized net loss on trading securities	0	(1,662)
Gain on sale of securities available for sale	246	2,568
Other income (expense), net	22	(106)
Operating expenses	(11,249)	(12,648)

INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	$41,101	$25,583
Cumulative effect on prior years (to Dec. 31, 2004) of a change in the credit loss reserve methodology	2,733	0

NET INCOME	$43,834	$25,583

BALANCE SHEET DATA (In US$ millions):
Trading assets	0	15
Investment securities	85	475
Loans, net	2,159	2,659
Total assets	2,495	3,532
Deposits	905	1,235
Trading liabilities - short sales	0	79
Securities sold under repurchase agreement	27	425
Short-term borrowings	494	621
Medium and long-term borrowings and placements	341	474
Total liabilities	1,894	2,973
Stockholders’ equity	601	559

PER COMMON SHARE DATA:
Net income per share	1.13	0.68
Diluted earnings per share	1.12	0.67
Book value (period average)	16.41	15.70
Book value (period end)	15.57	15.29

COMMON SHARES OUTSTANDING (thousands):
Period average	38,816	37,809
Period end	38,590	36,531

SELECTED FINANCIAL RATIOS:
PERFORMANCE RATIOS:
Return on average assets	3.41%	1.65%
Return on average stockholders’ equity	13.9%	8.7%
Net interest margin	1.63%	1.75%
Net interest spread	0.65%	0.64%
Total operating expenses to total average assets	0.88%	0.82%

ASSET QUALITY RATIOS:
Non-accruing loans and investments to total loan and selected investment portfolio (1)	4.09%	1.10%
Charge offs net of recoveries to total loan portfolio (1)	0.22%	0.00%
Allowance for loan losses to total loan portfolio (1)	3.62%	1.67%
Allowance for loan losses to non-accruing loans	85.18%	134.12%
Allowance for losses on off-balance sheet credit risk to total contingencies	5.46%	5.73%

CAPITAL RATIOS:
Stockholders’ equity to total assets	24.08%	15.82%
Tier 1 capital to risk-weighted assets	46.49%	28.89%
Total capital to risk-weighted assets	47.74%	30.14%

(1) Loan portfolio is presented net of unearned income and deferred loan fees.

CONSOLIDATED STATEMENTS OF INCOME	EXHIBIT IV

	FOR THE SIX MONTHS ENDED JUNE 30,

	2005	2006	CHANGE	%

	(In US$ thousands, except percentages)
INCOME STATEMENT DATA:
Interest income	$51,737	$86,066	$34,329	66%
Interest expense	(30,650)	(59,549)	(28,899)	94

NET INTEREST INCOME	21,087	26,517	5,430	26
Reversal (provision) for loan losses	14,432	(5,745)	(20,177)	(140)

NET INTEREST INCOME AFTER REVERSAL (PROVISION) FOR LOAN LOSSES	35,519	20,772	(14,746)	(42)

OTHER INCOME (EXPENSE):
Reversal of provision for losses on off-balance sheet credit risk	3,883	14,785	10,901	281
Commission income, net	2,611	2,864	253	10
Derivatives and hedging activities	0	(276)	(276)	n.a. (*)
Recovery of impairment loss on securities	10,069	0	(10,069)	(100)
Realized net loss on trading securities	0	(713)	(713)	n.a. (*)
Unrealized net loss on trading securities	0	(1,662)	(1,662)	n.a. (*)
Net gain on sale of securities available for sale	246	2,568	2,323	945
Other income (expense), net	22	(106)	(128)	(591)

NET OTHER INCOME (EXPENSE)	16,831	17,459	627	4

OPERATING EXPENSES:
Salaries and other employee expenses	(5,823)	(7,025)	(1,202)	21
Depreciation of premises and equipment	(484)	(396)	88	(18)
Professional services	(1,525)	(1,469)	55	(4)
Maintenance and repairs	(571)	(474)	97	(17)
Other operating expenses	(2,847)	(3,283)	(437)	15

TOTAL OPERATING EXPENSES	(11,249)	(12,648)	(1,399)	12
INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	41,101	25,583	(15,518)	(38)
Cumulative effect on prior years (to Dec. 31, 2004) of a change in the credit loss reserve methodology	2,733	0	(2,733)	(100)

NET INCOME	$43,834	$25,583	$ (18,252)	(42)%

(*) “n.a.” means not applicable.

CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES	EXHIBIT V

	FOR THE THREE MONTHS ENDED,

	June 30, 2005				March 31, 2006				June 30, 2006

	AVERAGE BALANCE	INTEREST	AVG. RATE		AVERAGE BALANCE	INTEREST	AVG. RATE		AVERAGE BALANCE	INTEREST	AVG. RATE

	(In US$ millions, except percentages)
INTEREST EARNING ASSETS
Interest-bearing deposits with banks	$163	$1.2	2.94%		$185	$2.0	4.42%		$187	$2.3	4.88%
Loans, net of unearned income & deferred loan fees	2,107	20.6	3.86		2,473	32.7	5.30		2,542	37.4	5.82
Impaired loans	104	1.5	5.76		22	0.3	5.68		28	1.7	24.04
Trading assets	0	0.0	n.a.	(*)	0	0.0	n.a.	(*)	38	0.7	6.93
Investment securities	122	1.8	5.73		217	3.0	5.56		407	5.9	5.72

TOTAL INTEREST EARNING ASSETS	$2,495	$25.1	3.97%		$2,896	$38.1	5.26%		$3,202	$48.0	5.93%

Non interest earning assets	76				105				83
Allowance for loan losses	(81)				(38)				(42)
Other assets	7				13				22

TOTAL ASSETS	$2,497				$2,975				$3,264

INTEREST BEARING LIABILITITES

Deposits	$795	$6.1	3.04%		$1,006	$11.4	4.54%		$1,116	$14.0	4.98%
Trading liabilities - short sales	0	0	n.a.	(*)	0	0	n.a.	(*)	36	0.7	8.02
Securities sold under repurchase agreement and short-term borrowings	607	4.8	3.13		665	7.9	4.76		903	11.4	4.98
Medium and long-term borrowings and placements	370	4.2	4.50		530	7.2	5.43		505	6.9	5.39

TOTAL INTEREST BEARING LIABILITIES	$1,772	$15.1	3.38%		$2,201	$26.5	4.82%		$2,560	$33.0	5.10%

Non interest bearing liabilities and other liabilities	$116				$167				$124

TOTAL LIABILITIES	1,888				2,368				2,684

STOCKHOLDERS’ EQUITY	608				608				580

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$2,497				$2,975				$3,264

NET INTEREST SPREAD			0.60%				0.44%				0.82%

NET INTEREST INCOME AND NET INTEREST MARGIN		$9.9	1.60%			$11.6	1.62%			$14.9	1.87%

(*)	“n.a.” means not applicable.

CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES	EXHIBIT VI

	FOR THE SIX MONTHS ENDED JUNE 30,

	2005				2006

	AVERAGE BALANCE	INTEREST	AVG. RATE		AVERAGE BALANCE	INTEREST	AVG. RATE

	(In US$ millions, except percentages)
INTEREST EARNING ASSETS
Interest-bearing deposits with banks	$152	$2.1	2.71%		$186	$4.3	4.65%
Loans, net of unearned income & deferred loan fees	2,132	38.7	3.61		2,508	70.1	5.56
Impaired loans	157	6.4	8.14		25	2.0	16.10
Trading assets	0	0.0	n.a.	(*)	19	0.7	6.93
Investment securities	163	4.5	5.45		313	8.9	5.67

TOTAL INTEREST EARNING ASSETS	$2,605	$51.7	3.95%		$3,050	$86.1	5.61%

Non interest earning assets	69				94
Allowance for loan losses	(90)				(41)
Other assets	7				17

TOTAL ASSETS	$2,591				$3,120

INTEREST BEARING LIABILITITES

Deposits	$806	$11.4	2.81%		$1,062	$25.5	4.77%
Trading liabilities - short sales	0	0.0	n.a.	(*)	18	0.7	8.02
Securities sold under repurchase agreement and short-term borrowings	653	9.8	3.00		785	19.3	4.89
Medium and long-term borrowings and placements	390	9.4	4.81		517	14.1	5.41

TOTAL INTEREST BEARING LIABILITIES	$1,848	$30.6	3.30%		$2,382	$59.5	4.97%

Non interest bearing liabilities and other liabilities	106				145

TOTAL LIABILITIES	1,954				2,527

STOCKHOLDERS’ EQUITY	637				594

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$2,591				$3,120

NET INTEREST SPREAD			0.65%				0.64%

NET INTEREST INCOME AND NET INTEREST MARGIN		$21.1	1.63%			$26.5	1.75%

(*)	“n.a.” means not applicable.

CONSOLIDATED STATEMENT OF INCOME
(In US$ thousands, except percentages & ratios)	EXHIBIT VII

	SIX MONTHS ENDED JUN 30/05	FOR THE THREE MONTHS ENDED					SIX MONTHS ENDED JUN 30/06

		JUN 30/05	SEP 30/05	DEC 31/05	MAR 31/06	JUN 30/06

INCOME STATEMENT DATA:
Interest income	$51,737	$25,061	$29,959	$35,127	$38,109	$47,957	$86,066
Interest expense	(30,650)	(15,122)	(18,291)	(22,630)	(26,527)	(33,021)	(59,549)

NET INTEREST INCOME	21,087	9,939	11,668	12,498	11,581	14,936	26,517
Reversal (provision) for loan losses	14,432	7,129	23,921	15,803	(3,772)	(1,973)	(5,745)

NET INTEREST INCOME AFTER REVERSAL (PROVISION) FOR LOAN LOSSES	35,519	17,069	35,589	28,301	7,810	12,962	20,772

OTHER INCOME (EXPENSE):
Reversal (provision) for losses on off-balance sheet credit risk	3,883	998	(11,381)	(8,283)	11,183	3,602	14,785
Commission income, net	2,611	1,024	1,546	1,667	1,571	1,293	2,864
Derivatives and hedging activities	0	0	2	2,336	(170)	(106)	(276)
Recovery of impairment loss on securities	10,069	0	137	0	0	0	0
Realized net loss on trading securities	0	0	0	0	0	(713)	(713)
Unrealized net loss on trading securities	0	0	0	0	0	(1,662)	(1,662)
Net gain on sale of securities available for sale	246	93	0	(40)	2,568	0	2,568
Other income (expense), net	22	21	13	(26)	15	(121)	(106)

NET OTHER INCOME (EXPENSE)	16,831	2,137	(9,684)	(4,347)	15,167	2,291	17,459

TOTAL OPERATING EXPENSES	(11,249)	(5,616)	(6,034)	(7,557)	(6,327)	(6,321)	(12,648)

INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	$41,101	$13,590	$19,871	$16,396	$16,650	$8,933	$25,583
Cumulative effect on prior years (to Dec. 31, 2004) of a change in the credit loss reserve methodology	2,733	0	0	0	0	0	0

NET INCOME	$43,834	$13,590	$19,871	$16,396	$16,650	$8,933	$25,583

SELECTED FINANCIAL DATA
PER COMMON SHARE DATA
Net income per share	$1.13	$0.35	$0.52	$0.43	$0.44	$0.24	$0.68

PERFORMANCE RATIOS
Return on average assets	3.4%	2.2%	3.0%	2.3%	2.3%	1.1%	1.7%
Return on average stockholders’ equity	13.9%	9.0%	13.0%	10.6%	11.1%	6.2%	8.7%
Net interest margin	1.63%	1.60%	1.78%	1.77%	1.62%	1.87%	1.75%
Net interest spread	0.65%	0.60%	0.73%	0.69%	0.44%	0.82%	0.64%
Total operating expenses to average assets	0.88%	0.90%	0.91%	1.03%	0.86%	0.78%	0.82%

CREDIT PORTFOLIO
DISTRIBUTION BY COUNTRY
(In US$ millions)	EXHIBIT VIII

COUNTRY	(A) 30JUN05	(B) 31MAR06	(C) 30JUN06	(D) 31JUL06	(C) - (B)	(C) - (A)	(D) - (C)

ARGENTINA	$91	$72	$133	$156	$61	$42	$23
BOLIVIA	0	5	5	5	0	5	0
BRAZIL	1,325	1,366	1,459	1,437	93	134	(22)
CHILE	354	297	299	299	2	(55)	1
COLOMBIA	172	366	268	251	(98)	96	(17)
COSTA RICA	71	102	93	90	(10)	22	(2)
DOMINICAN REPUBLIC	106	123	112	167	(11)	6	55
ECUADOR	125	150	208	191	58	82	(17)
EL SALVADOR	79	89	113	98	24	34	(15)
GUATEMALA	44	49	77	83	28	33	6
HONDURAS	18	25	42	35	17	24	(7)
JAMAICA	52	73	36	17	(37)	(17)	(18)
MEXICO	231	235	212	253	(23)	(19)	41
NICARAGUA	3	2	5	5	3	2	0
PANAMA	87	237	264	278	27	177	13
PERU	77	242	281	271	39	204	(10)
TRINIDAD & TOBAGO	59	82	82	152	(0)	23	71
URUGUAY	0	7	7	0	0	7	(7)
VENEZUELA	22	47	34	88	(13)	12	54
OTHER	8	5	0	0	(5)	(8)	0

TOTAL CREDIT PORTFOLIO (1)	$2,925	$3,573	$3,728	$3,877	$155	$803	$150

UNEARNED INCOME AND COMMISSION (2)	(4)	(5)	(4)	(4)	1	(0)	0

TOTAL CREDIT PORTFOLIO, NET OF UNEARNED INCOME AND COMMISSION	$2,921	$3,568	$3,723	$3,873	$156	$803	$150

(1)

Includes book value of loans, fair value of selected investment securities, acceptances, and contingencies (including confirmed letters of credit, stand-by letters of credit, and guarantees covering commercial and country risks and credit commitments).

(2)	Represents unearned income and commission in respect of loans.

Conference Call Information

There will be a conference call to discuss the Bank’s quarterly results on August 16, 2006, at 11:00 a.m., New York City time.  For those interested in participating, please dial (888) 569-5033 in the United States or, if outside the United States, (719) 457-2653.  Participants should use conference ID# 2034845, and dial in five minutes before the call is set to begin.  There will also be a live audio webcast of the conference at www.blx.com.

The conference call will become available for review on Conference Replay one hour after its conclusion, and will remain available through August 23, 2006.  Please dial (888) 203-1112 or (719) 457-0820, and follow the instructions.  The Conference ID# for the replayed call is 2034845.

For more information, please access www.blx.com or contact:

Carlos Yap S.
 Chief Financial Officer
 Bladex
Calle 50 y Aquilino de la Guardia
 P.O. Box: 0819-08730
 Panama City, Panama
Tel: (507) 210-8563
Fax: (507) 269-6333
e-mail address: cyap@blx.com

Investor Relations Firm:
i-advize Corporate Communications, Inc.
Melanie Carpenter / Peter Majeski
82 Wall Street, Suite 805
New York, NY 10005
Tel: (212) 406-3690
e-mail address:  bladex@i-advize.com